Financial statements and Summary of Events

as of September 30th, 2004 and 2003

together with Auditor’s report

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 (“MD&A”) (1

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company’s consolidated interim financial statements as of September 30, 2004 and 2003, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in notes 2.b), c) and h) to the consolidated interim financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and the Ente Nacional Regulador del Gas (the Argentine National Gas Regulatory Agency or “ENARGAS”).

The Company’s audited consolidated interim financial statements for the nine-month period ended September 30, 2004 have been audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors. The nine-month periods ended September 30, 2003 and 2002 have been subjected to limited reviews performed by Price. With respect to the periods ended September 30, 2001 and 2000, the Company’s consolidated interim financial statements have been subjected to limited reviews performed by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen, independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR. No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets as of September 30, 2004 would have decreased by Ps. 73 million; (ii)  net income for the nine-month period ended September 30, 2003 would have decreased by Ps. 40 million and (iii) the impact on the result for the same period of 2004 would not be material.

Accounting for devaluation effects:

In accordance with resolutions No. 3/2002 and 87/03 (derogatory of the first) issued by the CPCECABA, exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

New accounting standards:

On December 21, 2001, the CPCECABA approved new accounting standards (TR No. 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting standards have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting standards and also incorporated additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting standards with certain amendments effective January 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

2. Results of Operations

The following table presents a summary of the consolidated results of operations for the nine-month periods ended September 30, 2004 and 2003:

	2004	2003	Variation
	(In millions of pesos)
Net revenues Gas transportation NGL production and commercialization Other services Cost of sales Operating costs Depreciation and amortization	741.2 325.5 375.3 40.4	665.3 315.6 319.9 29.8	75.9 9.9 55.4 10.6
	(346.1) (206.0) (140.1)	(328.0) (189.3) (138.7)	(18.1) (16.7) (1.4)
Gross profit	395.1	337.3	57.8
Administrative and selling expenses	(53.1)	(44.7)	(8.4)
Operating income	342.0	292.6	49.4
Other expenses, net	(10.7)	(25.7)	15.0
Equity in (losses) / earnings of affiliates	(0.7)	4.5	(5.2)
Net financial expense	(246.5)	(159.7)	(86.8)
Income tax (expense) / benefit	(14.9)	131.8	(146.7)
Net income for the period	69.2	243.5	(174.3)

Overview

For the nine-month period ended September 30, 2004, the Company has reported a net income of Ps. 69.2 million, in contrast to the Ps. 243.5 million reported in the same period of 2003. This negative variation in the 2004 net income basically reflects positive effects recorded in 2003 as a result of  (i) a Ps. 137 million decrease in deferred liabilities related to income taxes due to the partial reduction of the capitalization of exchange loss and (ii) a decrease in the dollar exchange rate during that period, which resulted in a gain of Ps. 31.4 million derived from the positive effect of this decrease on the Company´s dollar-denominated liabilities, net of the partial reduction of the capitalized exchange loss. Furthermore, the 2004 results were affected by the increase of the exchange rate, which led to a total foreign exchange loss of Ps. 37.6 million. This effect was partially offset by mainly Ps. 55.4 million higher revenues related to sales of the NGL production and commercialization segment.

Net Revenues

Gas transportation

Gas transportation service is the main business activity of the Company and represented approximately 44% and 47% of total net revenues earned during the nine-month periods ended September 30, 2004 and 2003, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Net gas transportation revenues for the nine-month period ended September 30, 2004 increased by 3.1% as compared to the same period of 2003. This increase basically arises from Ps. 4.2 million higher interruptible transportation revenues and a Ps. 3.4 million impact of new firm transportation contracts that came into effect as from May 2004.

Higher firm contracted capacity derives from Open Biddings conducted by TGS in March 2004. The additional firm contracted capacity is approximately 3.6 MMm3/d and is related to available capacity from the gas pipelines plus additional capacity obtained from enhancement works made on the pipeline system during the first months of 2004. Most of these new contracts became effective as from May 2004. It is estimated that annual revenues from these contracts will be approximately Ps. 9 million (based on current tariffs).

In light of the lack of investments in pipeline expansions over the last years (as a consequence of the tariffs’ “pesification” and the fact that the renegotiation of the transportation License is still pending) and due to a rising demand of natural gas from certain segments of the Argentine economy; the Argentine Government -through the Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- has established the framework for the constitution of a Trust Fund which would finance gas transportation system expansions . To that purpose, in June 2004 TGS submitted to the Energy Bureau a project for the expansion of San Martin pipeline transportation capacity  for approximately 2.9 MMm3/d (for further information see Note 6.b. to the consolidated financial statements).

Revenues related to the interruptible transport service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 6 to consolidated interim financial statements).

NGL production and commercialization

As opposed to the gas transportation segment, the Natural Gas Liquid (“NGL”) production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 51% and 48% of TGS’s total net revenues during the nine-month periods ended September 30, 2004 and 2003, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production to NGL marketers and refineries in the local market and part of the production is exported to Petrobras International Finance Company (“Petrobras”), a subsidiary of Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices.

NGL Production and Commercialization revenues increased by Ps. 55.4 million in the nine-month period ended September 30, 2004 as compared to the same period in 2003. This increase arises mainly from a Ps. 45.3 million increase in international prices, which went along with oil price escalation. Aditionally, Ps. 13.5 million of this variation are due to an increase of approximately 8% of the volumes sold .

Other services

Other services segment is not subject to regulations by ENARGAS.

This segment includes midstream and telecommunications services. Midstream services include gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Midstream services are rendered by TGS or through its subsidiaries Gas Link S.A. and Transportes y Servicios de Gas en Uruguay S.A while telecommunication services are rendered by the controlled company TELCOSUR S.A.

Other services revenues increased by Ps. 10.6 million in 2004 nine-month period as compared to the same period of 2003, mainly due to Ps. 4.1 million higher revenues derived from construction services, Ps. 3.6 million higher revenues derived from the midstream segment  and Ps. 2 million higher revenues related to telecommunication services (which includes the effect of tariffs increases resulting from adjustments made by a reference stabilization ratio (“CER”) or tariffs in dollars)

Cost of Sales and Administrative and Selling Expenses

Cost of Sales and administrative and selling expenses for the nine-month period ended September 30, 2004 increased by approximately Ps. 26.5 million as compared to same period in 2003. This variation derives mainly from (i) a Ps. 9.1 million increase in direct costs related to the NGL production and commercialization segment caused by an increase in production; (ii) Ps. 8.6 million higher taxes and contributions caused basically by an increase in the withholding tax on propane and butane exports, which rose from 5% to a 20% in May 2004; and (iii) Ps. 4.7 million higher operation and maintenance costs in the gas transportation service.

Net Financial Expense

Net financial expense for the nine-month period ended September 30, 2004 increased by Ps. 86.8 million as compared to the same period in 2003. The breakdown of net financial expense is as follows:

	2004	2003
Generated by assets

Interest	4.8	3.4
Loss on exposure to inflation	-	(5.2)
Foreign exchange gain / (loss)	22.5	(47.6)
Other financial results, net	(6.3)	11.2
Total	21.0	(38.2)

Generated by liabilities

Interest	(192.9)	(176.9)
Gain on exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(60.1)	79.0
Amortization of intangible assets	(4.9)	(7.9)
Other expenses and financial charges	(9.6)	(17.2)
Total	(267.5)	(121.5)

1

This negative variation arises from a significant fall of the foreign exchange rate in the nine-month period ended September 30, 2003. The effect of this decrease - from Ps. 3.37 to Ps 2.915 for each dollar - was a Ps. 31.4 million gain originated in net liabilities position in dollars, net of a partial reduction of the capitalization of exchange loss.  Moreover, in the same period of 2004, the exchange rate increased from Ps. 2.93 to Ps. 2.981, which generated an exchange loss of Ps. 37.6 million.

Other expenses, net

In the nine-month period ended September 30, 2004, Other expenses, net decreased by Ps. 15.0 million as compared to the same period of 2003. This variation was attributable mainly to the constitution in 2003 of an allowance for the negative Supreme Court decision over the lawsuit started by Gas del Estado against TGS , in connection with the transfer of certain assets at the moment of privatization (for further information see Note 8.a. to TGS consolidated financial statements).

Income Tax

In the nine-month period ended September 30, 2004, TGS reported a Ps. 14.9 million income tax expense, which compares to the Ps. 131.8 million gain reported in the same period of 2003. This represents a negative variation of Ps. 146.7 million, which derives mainly from a Ps. 137 million decrease in deferred tax liabilities in 2003 as a consequence of the partial reduction of the capitalized exchange loss.

3. Liquidity

The Company’s primary sources and uses of cash and cash equivalents during the nine-month periods ended September 30, 2004 and 2003, are shown in the table below:

	2004	2003	Variation
	(in millions of pesos)
Cash flows provided by operating activities	372.4	342.8	29.6
Cash flows used in investing activities	(58.4)	(43.8)	(14.6)
Cash flows provided by / (used in) financing activities	8.0	(1.6)	9.6
Net increase in cash and cash equivalents	322.0	297.4	24.6

Cash flows provided by operations during the nine-month period ended September 30, 2004 were Ps. 372.4 million, which represents an increase of Ps. 29.6 million as compared to the period of 2003. This increase is basically due to the fact that TGS did not pay neither principal nor interest during the nine-month period ended September 30, 2004 as a consequence of the Company’s decision to postpone the principal and interest payment as from May 14, 2003. Additionally, in the nine-month period ended September 30, 2004, TGS obtained higher revenues in the NGL production and commercialization segment. Such funds, together with those generated by financing activities, were applied as follows: (i) Ps. 58.4 million to investment activities and (ii) Ps. 322.0 million to cash and cash equivalents increases.

2

4. Third Quarter 2004 vs. Third Quarter 2003

The following table presents a summary of the consolidated results of operations for the third quarters ended September 30, 2004 and 2003:

	2004	2003	Variation
	(In millions of pesos)
Net revenues Gas transportation NGL production and commercialization Other services Cost of sales Operating costs Depreciation and amortization	261.5 111.1 135.8 14.6	226.8 106.1 112.2 8.5	34.7 5.0 23.6 6.1
	(119.3) (72.4) (46.9)	(104.4) (57.4) (47.0)	(14.9) (15.0) 0.1
Gross profit	142.2	122.4	19.8
Administrative and selling expenses	(22.3)	(14.6)	(7.7)
Operating income	119.9	107.8	12.1
Other expenses, net	(9.3)	(24.4)	15.1
Equity in (losses) / earnings of affiliates	(0.5)	0.8	(1.3)
Net financial expense	(86.3)	(150.6)	64.3
Income tax expense	(2.4)	(4.1)	1.7
Net income / (loss) for the period	21.4	(70.5)	91.9

Total net revenues for the third quarter of 2004 increased by 15.3%. Gas transportation revenue for the third quarter of 2004 presented a Ps. 5.0 million increase over the second quarter of 2003. This increase was due basically to higher firm (new contracts effective as from May 2004) and interruptible transportation service sales. NGL production and commercialization revenues for the third quarter of 2004 showed a Ps. 23.6 million increase over the third quarter of 2003. This increase is the result of a rise in the international reference prices. Other services revenues for the third quarter of 2004 increased by Ps. 6.1 million as a consequence of higher construction services.

Cost of sales and administrative and selling expenses for the third quarter of 2004 increased by Ps. 22.6 million, from Ps. 119.0 million in 2003 third quarter to Ps. 141.6 million in same period of 2004. This rise is basically attributable to: (i) a Ps. 8.6 million increase in NGL production costs (ii) a Ps. 7.9 million increase in taxes and contributions, due basically to an increase in tax on exports as explained above, and (iii) a Ps. 3.5 million increase in construction costs.

For the third quarter of 2004, TGS reported net financial expense amounting to Ps. 86.3 million compared to a loss of Ps. 150.6 million in the same quarter in 2003. This positive variation of Ps. 64.3 million was principally due to a more moderate increase in the dollar exchange rate in the third quarter of 2004 as compared to same quarter in 2003 (approximately 2.3 cents of Argentine Peso per US dollar vs 11.5 cents of Argentine Peso per US dollar in  2003).

For the third quarter of 2004, Other expenses, net decreased by Ps. 15.1 million as compared to the same quarter of 2003 due to the constitution in 2003 of an allowance for the negative decision of the Supreme Court on the lawsuit mentioned above.

5. Consolidated Balance Sheet Summary

Summary of the consolidated interim balance sheet information as of September 30, 2004, 2003, 2002, 2001 and 2000.

3

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated interim financial statements)
	2004	2003	2002	2001 (1)	2000 (1)
Current assets	1,220,806	703,235	399,285	192,883	222,292
Non-current assets	4,563,199	4,632,881	5,482,170	4,784,280	4,381,129
Total	5,784,005	5,336,116	5,881,455	4,977,163	4,603,421

Current liabilities	3,638,806	3,311,812	2,071,341	485,932	633,025
Non-current liabilities	17,284	8,296	2,016,650	2,071,432	1,654,192
Sub Total	3,656,090	3,320,108	4,087,991	2,557,364	2,287,217
Shareholders’ equity	2,127,915	2,016,008	1,793,464	2,419,799	2,316,204
Total	5,784,005	5,336,116	5,881,455	4,977,163	4,603,421

(1) Do not include the impact of the application of the deferred income tax.

6. Consolidated Statements Of Income Summary

Summary of the consolidated interim statements of income information for the periods ended September 30, 2004, 2003, 2002, 2001 and 2000.

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated interim financial statements)
	2004	2003	2002	2001 (1)	2000 (1)
Operating income	342,006	292,627	336,267	518,783	479,117
Other expenses, net	(10,747)	(25,777)	(1,706)	(3,695)	(6,120)
Equity in (losses) / earnings of affiliates	(720)	4,527	(5,026)	(26)	-
Net financial expense…	(246,472)	(159,675)	(953,445)	(145,510)	(161,001)
Net income / (loss) before income tax	84,067	111,702	(623,910)	369,552	311,996
Income tax (expense) / benefit	(14,824)	131,808	36,474	(135,686)	(111,300)
Net income / (loss) for the period	69,243	243,510	(587,436)	233,866	200,696

(1) Do not include the impact of the application of the deferred income tax.

7. Statistical Data (Physical Units)

	Nine month period ended September 30,					Third quarter ended September 30,
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	63,396	61,609	61,476	60,370	57,898	64,680	61,856	61,337	62,537	58,687
Average daily deliveries (thousands of m³/d)	62,634	61,411	52,183	48,474	51,778	66,866	75,758	58,981	50,726	56,455

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	266,959	245,225	244,360	223,709	235,448	83,678	74,772	78,090	90,308	72,590
Propane and butane (mt)	383,526	357,619	386,619	334,177	439,389	119,041	120,811	135,639	120,505	138,596
Natural Gasoline (mt)	79,386	70,132	73,739	62,038	84,275	24,756	24,619	26,665	21,537	28,003
* Local market sales (a)
Ethane (mt)	266,959	245,225	244,360	223,709	235,448	83,678	74,772	78,090	90,308	72,590
Propane and butane (mt)	212,745	192,357	204,080	222,257	352,966	66,588	62,961	76,924	75,104	124,500
Natural Gasoline (mt)	7,746	7,770	11,720	17,219	33,619	1,618	2,439	3,910	3,534	11,088
* Exports (a)
Propane an butane (mt)	190,123	182,015	169,060	78,560	92,286	58,029	71,509	50,405	38,219	22,104
Natural Gasoline (mt)	71,685	64,806	59,492	44,583	51,897	23,669	26,825	21,299	16,554	15,041

(a)  Include natural gas processed on behalf of third parties.

4

8. Comparative Ratios

	As of September 30,
	2004	2003	2002	2001	2000
Liquidity (current assets to current liabilities)	0.34	0.21	0.19	0.40	0.35
Shareholders’ equity to total liabilities	0.58	0.61	0.44	0.95	1.01
Non-current assets to total assets	0.79	0.87	0.93	0.96	0.95

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2004	2003	2002	2001	2000
January	3.16	1.06	1.78	1.57	1.58
February	3.06	1.29	1.20	1.44	1.83
March	3.08	1.22	1.05	1.52	1.69
April	2.54	1.66	0.82	1.40	1.63
May	2.38	1.63	0.64	1.41	1.55
June	2.37	1.77	0.51	1.38	1.80
July	2.53	1.76	0.61	1.26	1.64
August	2.58	1.67	0.95	1.32	1.48
September	2.86	1.87	0.94	1.12	1.50
October	3.06	1.88	1.10	0.89	1.75
November		2.18	1.27	0.98	1.45
December		2.65	1.10	1.30	1.40

10. Outlook

For the rest of the year, TGS still faces two major challenges: (i) the restructuring of its financial indebtedness and (ii) the recomposition of its tariffs.

TGS expects that the new restructuring proposal launched by the Company in early October 2004 will obtain a high level of consent from its creditors, which will permit the Company to obtain a capital structure sustainable in time and compatible with its business strategy.

With regard to the tariff situation, TGS expects to be able to start the renegotiation of the regulatory framework applicable to the gas transportation regulated segment by the end of 2004.  This renegotiation would comprise both tariff adjustment and adjustment methodology, which would result in a tariff that allows the Company to recover operating and financial costs, maintenance investments, and a reasonable rate of return for its shareholders. Given the present (and near future) lack of access to credits, it is necessary to define with the Government the financing methodology of the investments destined to meet a higher demand of natural gas.

Buenos Aires, November 3, 2004.

Rafael Fernández Morandé

President

5

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2004						2003
	Shareholders´Contributions			Retained Earnings			
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	Unappropriated retained earnings (deficit)	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672	1,786,131
Prior year adjustments (1)	-	-	-	-	-	-	(13,633)
Modified balances at the beginning of the year	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672	1,772,498
Net income for the period	-	-	-	-	69,243	69,243	243,510
Balances at the end of the period	794,495	1,145,012	1,939,507	148,517	39,891	2,127,915	2,016,008

(1) See Note 2.b) and 5 "TGS's Global Debt Restructuring Proposal".

The accompanying notes are integral parts of these consolidated interim financial statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía S.A. (“Petrobras Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of TGS’s common stock.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the “Settlement Agreement”). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA.  In the first stage, Enron holding will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and Petrobras holding will transfer their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron holding. In the second stage, Enron holding will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class “B” common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to Enron holding.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b), c) and h) in the present note) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. (“TELCOSUR”)  which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 4 with the amendments introduced by TR No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed data reflecting subsidiary direct control as of September 30, 2004 and 2003 and December 31, 2003 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

TELCOSUR S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

For consolidation purposes for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, audited financial statements of TELCOSUR have been used. For the nine-month period ended September 30, 2003, unaudited financial statements of TELCOSUR have been used.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowances for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from such estimates.

Such estimates and assumptions include the financial impact on the consolidated interim financial statements of the Company as of September 30, 2004 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections, which include those related to the fair value of non-current assets and tax loss carryforwards accumulated at period end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant.  Therefore, the Company’s consolidated interim financial statements may not include all adjustments that could result from, or otherwise reflect, the  impact of these conditions. Furthermore, at the time of the issuance of these consolidated interim financial statements it is not possible to foresee the future development of the country’s economy, the results of the License renegotiation (see Note 6) or the Company’s global debt restructuring process (see Note 5), nor their consequences on the Company’s financial condition and the results of its operations. Consequently, any decision taken on the basis of these consolidated interim financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company’s consolidated interim financial statements must be read in the light of these uncertain circumstances.

For the nine-month p

eriods ended September 30, 2003, the consolidated interim financial statements are unaudited and include, in the opinion of the management, all adjustments considered necessary for a fair presentation of the information in the financial statements. Results for nine-month periods ended September 30, 2003 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)

New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules (TR No. 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the valuation principles for assets and liabilities, introducing new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporating additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations” became effective as from January 1, 2003. Also, CNV issued Resolution No. 434/03, which adopted such new accounting rules with certain amendments effective January 1, 2003.

Additionally, the CPCECABA approved TR No. 21 “Equity method- consolidation of financial statements- information to be disclosed on related companies” through its Resolution M.D. No. 5/2003. TR No. 21 and its amendments became effective for fiscal years starting as from April 1, 2003. However, the Company has not applied this resolution because the CNV determined that this resolution would become effective for fiscal years starting as from April 1, 2004.

The principal amendments introduced by the new accounting rules which have impacted TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

The cumulative effect of the adoption of these new valuation and disclosure criteria on shareholders´equity at December 31, 2002, totaled  Ps. 5,522, related to the application of the deferred tax method.

c)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No.19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical pesos. As a consequence and in accordance with Resolution No. 441, issued by CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with applicable accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets as of September 30, 2004 would have decreased by Ps. 73 million, (ii) net income for the nine-month period ended September 30, 2003 would have decreased by Ps. 40 million and (iii) the impact on the result for the same period of 2004 would not be material.

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each period / year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each period / year. The carrying value of inventories does not exceed its recoverable value.

g)

Investments

Overnight accounts are valued at their fair values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Government Bonds to be held to maturity (Exhibit D) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of acquisition of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value.

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“LINK”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated interim financial statements. As of September 30, 2004 and December 31, 2003, the investment in LINK has been adjusted by Ps. 5,926 and Ps. 6,085, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP.

The Company considers its foreign subsidiary Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) to be a “non-integrated subsidiary”. Consequently, TGU’s assets, liabilities and results of operations have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates. The investment in this company has been accounted for under the equity method.

h)

Long-term receivables and liabilities in currency

As required by the CPCECABA, long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the transaction or the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrance of such assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules) net of valuation allowances for non-recoverable tax loss carryforwards.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They are valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready for their intended use as outlined by TR No. 17. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs are expensed as incurred.

- Depreciation: The Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

•

Assets allocated to natural gas transportation service: Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which levels are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company do not exceed the maximum useful lives determined in such resolutions. The above-mentioned resolutions also outline specific criteria for assets retirements. During fiscal year 2000, in compliance with the ENARGAS requirements in the mentioned resolutions and in order to maintain the straight-line method of depreciation, the Company changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the gas transportation service.

•

Assets allocated to NGL production and commercialization: While the Company maintains the straight-line method, during fiscal year 2000, it changed from using a composite depreciation rate to using individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

•

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.  Gain or loss on retirement of these assets is recognized in income in the period in which such retirement occurs.

•

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

j)

Intangible assets

Intangible assets are valued at their historical cost, restated to account for the effects of inflation as described in Note 2.c), less accumulated amortization. The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the cost of the acquisition of licenses. The costs of hedging interest rates are deferred over the related loans’ term.  Arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, are deferred over the term of the related debt.

k)

Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates. Derivative financial instruments, described in Note 5, include interest rate cap agreements. As a matter of policy, the Company does not use derivatives for trading or speculative purposes.

Gains or losses from derivative financial instruments that qualify for hedge accounting are deferred and recognized together with the gains or losses associated to the hedged item and included in “Net Financial Expense”. In case the financial instrument has been arranged to cover the impact of a future transaction, the gains or losses are deferred and recorded together with the gains or losses of the hedged item.

Assets associated with derivative financial instruments have been valued at their fair value. Liabilities associated with derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle have been recognized in results of the period.

l)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

Income tax (expense) / benefit for the nine-month periods ended September 30, 2004 and 2003 consist of the following:

	2004	2003
Estimated tax (expense) / tax loss carryforward	(210)	33
Deferred income tax expense	(63,470)	(57,291)
Change in valuation allowance	48,856	189,066
Income tax (expense) / benefit	(14,824)	131,808

The components of the net deferred tax asset (included in Other non current receivables) as of September 30, 2004 and December 31, 2003, are the following:

	September 30, 2004	December 31, 2003
Non current deferred tax assets and liabilites
Allowances for doubtful accounts	98	316
Deferred sales	(1,052)	(744)
Other receivables at present value	1,222	801
Impairment of government bonds	6,769	4,581
Deferred earned interests	(326)	-
Property, plant and equipment, net	(85,654)	(87,316)
Intangible assets, net	(2,034)	(3,373)
Other provisions	11,496	8,596
Allowance for third parties´claims	2,751	2,979
Exchange difference (1)	65,252	87,003
Tax loss carryforwards	388,469	437,618
Valuation allowance	(285,469)	(334,325)
Net deferred tax asset	101,522	116,136

(1) Corresponds to the negative results caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years between 2002 and 2006.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax (expense) / benefit for the nine-month periods ended September 30, 2004 and 2003 as follows:

	2004	2003
Pre-tax income	84,067	111,702
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(29,423)	(39,096)
Permanent differences at statutory income tax rate
- Inflation adjustment	(28,095)	(21,938)
- Equity in earnings of affiliates	(209)	(618)
- Change in valuation allowance	48,856	189,066
- Others	(5,953)	4,394
Total net income tax (expense) / benefit	(14,824)	131,808

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	1,235,603	2007
Utilization in 2004	(125,691)
Accumulated tax loss carryforward	1,109,912

(1)

Remainder after the presentation of the tax return form for the fiscal year 2003

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company´s results of operations. As of September 30, 2004 and December 31, 2003 based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at September 30, 2004 and December 31, 2003 the Company recognized a valuation allowance of Ps. 285,469 and Ps. 334,325 against its deferred tax assets respectively.

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of the management, it is more likely than not that the Company will utilize such asset against future taxable income charges within the next ten years, and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the unaudited interim consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust each periods’ closing balance of the tax loss carryforward, which based on the income projections, will be utilized until its prescription.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company’s legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from its restatements has been disclosed in the account “Cumulative inflation adjustment to common stock”.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Results related to utilization of non-monetary assets have been restated to reflect the effects of the inflation as described in Note 2.c).

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the nine-month periods ended September 30, 2004 and 2003 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by the its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial results and income tax (expense) / benefit.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported periods.

As of and for the nine- month period ended September 30, 2004	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	325,550	375,251	40,415	-	741,216
Operating income (loss)	155,034	202,913	7,544	(23,485)	342,006
Depreciation of property, plant and equipment	100,973	20,746	10,489	3,409	135,617
Additions to property, plant and equipment (includes work in progress)	41,460	6,915	2,276	1,831	52,482
Identifiable assets	3,983,904	511,401	220,553	1,068,147	5,784,005
Identifiable liabilities	42,843	51,109	2,839	3,559,299	3,656,090

As of and for the nine- month period ended September 30, 2003	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	315,613	319,876	29,858	-	665,347
Operating income (loss)	139,373	174,316	3,042	(24,104)	292,627
Depreciation of property, plant and equipment	101,119	19,741	10,045	4,666	135,571
Additions to property, plant and equipment (include work in progress)	17,410	5,184	2,438	1,524	26,556
As of December 31, 2003
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Concentration of credit at September 30, 2004 and December 31, 2003 and principal customers net revenues from gas transportation for the nine-month periods ended September 30, 2004 and  2003 are as follows:

	Trade receivables as of		Net revenues as of September 30,
Gas Transportation:	September 30, 2004	December 31, 2003	2004	2003
MetroGas S.A.	16,493	16,411	128,586	129,575
Camuzzi Gas Pampeana S.A.	7,552	7,421	58,567	57,542
Gas Natural BAN S.A.	6,397	6,293	45,683	45,995
Petrobras Energía	2,945	2,841	19,072	18,939
Camuzzi Gas del Sur S.A.	1,932	1,622	14,320	12,646
Profertil	1,182	1,188	8,718	8,514
Repsol-YPF	2,548	1,131	8,366	7,980

The principal customers in the NGL production and commercialization segment are Polisur and Petrobras, a subsidiary of Petróleo Brasileiro S.A. The amounts of trade receivables as of September 30, 2004 and December 31, 2003 and net revenues for these customers for the nine-month period ended September 30, 2004 and  2003 are as follows:

	Trade receivables as of		Net revenues as of September 30,
NGL Production and Commercialization:	September 30, 2004	December 31, 2003	2004	2003
Petrobras	42,697	16,222	266,426 (1)	202,461 (1)
Polisur	14,971	12,257	102,812 (1)	110,064 (1)

(1) It includes NGL sales made on account of third parties, from which TGS withholds charges for production and commercialization.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

4.

SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated interim statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the period are as follows:

	As of September 30,
	2004	2003
Cash and deposits in banks	5,006	5,860
Current investments, net	989,267	500,594
Current investments with original maturity longer than three months	(96)	(4,915)
Total	994,177	501,539

Non-cash transactions eliminated from the cashflows are as follows:

	As of September 30,
	2004	2003
Supplier financing	1,807	7,944
Capitalization of exchange loss tax credits	-	(391,318)

5.

LOANS

As a consequence of the withdrawal of the “Initial Proposal” (defined below) and the postponment of principal and interest payments,  both announced by TGS on May 14, 2003, its outstanding indebtedness is no longer classified according to its original maturities. A substantial portion of the Company’s indebtedness has been classified as current loans in TGS balance sheets as of September 30, 2004 and December 31, 2003 because based on the financial agreements entered into between TGS and its creditors, such obligations might become callable.

Detailed information of TGS’s debt profile as of  September 30, 2004 and December 31, 2003 is as follows:

	September 30, 2004	December 31, 2003
Current Loans:
Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.15% and 10.19%)	1,161,481	1,062,871
1999 EMTN Program: Series 1 Floating rate notes due 2003, (current interest rate of 4.4%)	498,363	468,527
1999 EMTN Program: Series 2 Floating rate notes due 2003, (current interest rate of 10.38%)	515,965	472,559
2000 EMTN Program: Series 1 Floating rate notes due through 2006, (current interest rate of 3.33%)	654,776	618,837
1993 EMTN Program: Series 3 Floating rate notes due 2002, (current interest rate of 3.41%)	313,969	300,993
Leases (rates from 7.65% and 9.00%)	2,982	2,818
Other bank borrowings (average rate of 7.29%)	341,349	318,637
Total current loans	3,488,885	3,245,242

Non-current loans:
Leases (rates from 7.65% and 9.00%), due through 2008	5,927	7,548
Total non-current loans	5,927	7,548
Total loans	3,494,812	3,252,790

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

A description of the most significant financial agreements outstanding at September 30, 2004 is included below:

-

Debt issuances under Global Programs:

1993 EMTN Program

At the Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium-Term Notes ("EMTN"), respectively) was approved (the “1993 EMTN Program”). The 1993 EMTN Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of the 1993 EMTN Program was increased to US$ 500 million. The 1993 EMTN Program had been approved by the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under the 1993 EMTN Program as of September 30, 2004 consist of five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used for debt refinancing, to finance capital expenditures and for working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date was extended until March 18, 2003 at a 3.41% cost per annum. At such date, the Company paid accrued interest. Since that date, no principal or interest has been paid on the Series 3 Notes, which principal due under the agreement was included in the restructuring proposal , submitted by TGS in October 1, 2004 (the “Proposal”) as described below.

1999 EMTN Program:

The Shareholders’ Meeting held on February 17, 1999 ratified the authorization given at the Shareholders’ Meeting held on February 17, 1998 for the creation of a new US$ 500 million Global Program (the “1999 EMTN Program”), to replace the 1993 EMTN Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized the 1999 EMTN Program. The outstanding notes under the 1999 EMTN Program as of September 30, 2004 consist of the following:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, that were scheduled to mature in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, at the Company’s choice, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. On the maturity date of the Series 1 Notes, the Company paid accrued interest and included the principal in the Proposal, as described below.

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, that were scheduled to mature in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, the BCBA and the Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. On April 15, 2003, the date of the maturity of the notes, the Company paid accrued interest and the principal was included in the Proposal, as described below.

2000 EMTN Program:

The Shareholders’ Meeting held on February 22, 2000 approved the creation of a new Global Euro Medium-Term Note Program (the “2000 EMTN Program”) for the issuance of short and medium-term notes up to an aggregate outstanding amount of US$ 300 million, in order to replace the Global Program created in 1997. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program.

The outstanding note under the 2000 EMTN Program as of September 30, 2004 is a medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed (the “OPIC Note”). Debt would be paid in five equal semi-annual installments with a 36-month grace period, whose first installment matured on April 24, 2004. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust. The class “A” notes are covered by an insurance provided by the Overseas Private Investment Corporation (“OPIC”) that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation, in each case, if certain conditions are met. Proceeds from this transaction were applied to finance the investment plan for the period 2001-2003.

The Company paid interest accrued until April 24, 2003. Since that date, no interest has been paid on the OPIC Note, which accrued and unpaid interest and the principal of the OPIC Note have been included in the Proposal, as described below.

2004 Global  Program:

The Shareholders’ Meeting held on April 2, 2004 approved the creation of a new Global Program for the issuance of notes up to an aggregate outstanding amount of US$ 800 million. This program was authorized by the CNV and its main object is the issuance of new debt obligations in exchange for existing ones, which will take place as a result of the new debt restructuring process described below.

-

IDB loans:

In April 1999, TGS received funds from an IDB loan agreement, for a total amount of US$ 226 million (the “April IDB Loan Agreement”). The April IDB Loan Agreement matures in 12 years payable in fifteen equal semi-annual installments, with a five-year grace period that results in an eight and a half-year average life whose first maturity took place on May 15, 2004. The April IDB Loan Agreement is structured through an “A” loan disbursement of US$ 50 million which is funded by the IDB and a “B” loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both “A” and “B” loans. The transaction was priced at 450 basic points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received a loan which totals US$ 100 million pursuant to another IDB loan agreement (the “November IDB Loan Agreement”). The November IDB Loan Agreement matures in eleven and a half years payable in fifteen equal semi-annual installments , with a four and a half-year grace period and an eight-year average life and whose first maturity took place on May 15, 2004. The November IDB Loan Agreement is structured through an “A” loan disbursement of US$ 25 million which is funded directly by the IDB and a “B” loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

The Company did not pay accrued interest on both loan agreements due on May 15, 2003. Both accrued and unpaid interest and principal were included in the Proposal, as described below.

-

Other bank borrowings:

Other bank borrowings include credit lines granted by the Export Import Bank of the USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line.  As of September 30, 2004 and December 31, 2003, the current principal outstanding amounted to Ps. 24,653 and Ps. 23,580, respectively. The Company included unpaid principal and interest payments in the Proposal, as described below.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

-

Covenants:

The debt agreements described above included certain covenants, which as a result of the devaluation of the Argentine peso and the Company’s current financial condition, were breached and are proposed to be amended in the Proposal described below.  Such covenants included, among others, the following:

i)

restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii)

restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)

restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2.5 in any moment.

-

 TGS’s Global Debt Restructuring Proposal

On October 1, 2004, TGS submitted the Proposal after the one presented in February 2003 (the “Initial Proposal”), which failed to achieve the requisite creditors´consent majorities for endorsement.

The debt restructuring will be carried out through an exchange of existing debt obligations for a combination of cash and the issuance of new debt obligations or the amendment of certain debt obligations (the “Exchange Offer”) provided that the consent to the Company’s Proposal represents at least 96% in aggregate principal amount of its outstanding unsecured indebtedness included in the Proposal.

Under the terms of the Exchange Offer, at the earliest possible date after the Expiration Date, consenting creditors will receive:

(i)

a cash payment of 11% in principal amount of the outstanding unsecured indebtedness;

(ii)

new debt obligations in exchange for the remaining 89% in principal amount of the outstanding unsecured indebtedness. This will be implemented in two tranches, A and B, with amortization schedules of 6 and 9 years, respectively, starting as from the first year and with annual interest rates ranging from 5.3% to 10% (principal and interest amounts will be payable quarterly); and,

(iii)

a cash payment related to accrued and unpaid interests at the contractual interest rate set forth in each of the Company’s existing debt obligations until December 31, 2003, plus interest from January 1, 2004 to the Exchange Date at an annual interest rate of 6.18%.  Such payment will be considered as settlement of all claims for accrued and unpaid interest, including default interest.

If the required 96% consent is not achieved, but consenting creditors represent the requisite majorities to proceed with an “Acuerdo Preventivo Extrajudicial” (“APE”), then TGS will file the Proposal for endorsement by an Argentine court.

The APE is a legal feature recently introduced under the Argentine law which requires the consent of the majority of creditors representing two-thirds of the agreement´s principal amount for court endorsement of such agreement.

The Proposal contemplates two alternatives in line with APE provisions. The terms of both APE alternatives are similar to the outlined above. However, in one of the alternatives (when at least 85% of consent is achieved) the creditors will receive cash payments and new exchange debt obligations  no later than the 20th business day after the APE filing. In the other alternative (if less than 85% consent is obtained), although accrued and unpaid interests would be paid after the APE filing, payment of 11% of the principal amount and the distribution of the new debt obligations would be subject to the dates in which first endorsement and final APE endorsement by an APE Court are obtained.

The implementation of any of the APE restructuring alternatives is subject to risks and uncertainties as a result of the obligation to obtain final endorsement of the Proposal by an APE Court.

The expiration date of the Exchange Offer and the APE filing is November 5, 2004, unless extended by the Company.

The Initial Proposal was initiated on February 24, 2003, complemented by a supplement dated March 25, 2003 and would be implemented by an APE. The Company failed to achieve the required consent majority and on May 14, 2003  decided to withdraw the Initial Proposal and simultaneously announced the postponement of principal and interest payments. As a consequence of the withdrawal of the Initial Proposal, the Company classified its outstanding long-term debt obligations as Current Loans in its consolidated balance sheets as of September 30, 2004 and December 31, 2003. Additionally, the withdrawal of the Initial Proposal resulted in an accrual of default interest derived from TGS´s breach of the financial agreements entered with its creditors. As such default interests require a formal demand from the creditor to be due and payable and considering that this demand had not been made and that the restructuring proposal specifically contained clauses for the waiver of such interests, TGS Management considered the claim of default interests as a remote contingent liability and consequently they were not included in the Company´s financial statements presented for the fiscal year ended on December 31, 2002. However, in light of the withdrawal of the restructuring proposal, since May 2003 the Company has recorded the mentioned interests, which amount to Ps. 8,111 for the fiscal year ended as of December 31, 2002.

-

Derivative financial instruments:

Interest rate caps

As of September 30, 2004, the Company has outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million OPIC Note issued under 2000 EMTN Program through which the Company set the 3-month LIBOR at an annual cost of 5.25%, in the event that the level of such rate fluctuates between 5.25% and 8% annually. However, in the event that LIBOR at the beginning of any interest period is equal to or greater than 8%, the Company will pay LIBOR that is in effect for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of the interest rate agreements. Premiums paid by the Company amounted to US$ 2.9 million. As of September 30, 2004 the fair value of the investments amounted to US$ 7 thousand based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was recorded as an intangible assets and until December 31, 2002 was amortized in line with the remaining term of the OPIC Note. During the year ended December 31, 2003, the mentioned agreements did not generate results due to the fact that the LIBOR remained below an annual rate of 5.25%. Based on the expected level of LIBOR the Company decided that the derivative was no longer effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense during the year 2003.  Such difference amounted to Ps. 3.4 million and was included within “Net Financial Results” line item in the consolidated statement of income.

Interest rate lock agreement

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as an intangible asset in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

6.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory  decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the privatization and could be adjusted, with prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these consolidated interim financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been readjusted- in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule was settled for the renegotiation of the regulatory framework, which sets December 28, 2004 as  the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, the UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for -among other things-  a tariff increase of 10% effective as from 2005 and an overall tariff review as from 2007. As this proposal is not in line with the results of the meetings held with the UNIREN, TGS required to proceed with the renegotiation to reach an overall agreement by the end of the year (in line with what had been originally outlined by the UNIREN in the “Preliminary Renegotiation Guidelines”) and to conduct the process for the necessary approval of this agreement in the first semester of 2005.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of a Gas Electronic Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau´s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues.

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within the Company and maintain separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA’s creditors.

b)

Gas transportation expansion

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the transportation license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a Trust Fund which would finance gas transportation system expansions.

In June 2004, TGS submitted to the Energy Bureau a project for the expansion of San Martín pipeline transportation capacity  for roughly 2.9 MMm3/d. This project involves the construction of approximately 500 km of pipeline and a 27,700 HP compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. The estimated cost of the expansion amounts to approximately US$ 285 million, including value added tax and other expenses. Related works are scheduled to be fulfilled by mid- 2005. TGS conducted an Open Bidding to allocate biddings for the 2.9 MMm3/d  capacity and started a bidding process for the purchase of pipeline on account of the Trust Fund.

At the date of the issuance of these consolidated interim financial statements, the constitution of the Trust Fund which will provide the expansion financing structure is still pending. However, in order to maintain the terms of the Bid, TGS - in its role of Project Manager- made an advance payment, on account of the Trust Fund,  of Ps. 32.3 million (US$ 11 million) to the supplier. This amount will be later transferred to the Trust Fund once it is constituted. Therefore, as of September 30, 2004 this advance payment is recorded as “Other current receivables”.

On November 3, 2004, the Executive Branch, Petróleo Brasileiro S.A. and Nación Fideicomisos S.A., among others, signed an agreement to carry out the expansion. TGS undertook the commitment to invest US$ 40 million, while the Trust Fund will invest US$ 245 million.

c)

PPI adjustment suspension

As from January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company deemed that tariff adjustment to reflect PPI - which was legitimate according to the Regulatory Framework agreed upon the privatization- had become unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001, TGS recorded a loss related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the accrual. This does not mean that TGS waives the rights and the actions it is entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance, including the renegotiation process under the Law N° 25,561.

d)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

7.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of September 30, 2004 the Company’s common stock that has been subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company’s common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

8.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. TGS had denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered the Company to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”) against such judgment. In August 2003, the SCJ sustained GdE’s claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interest and litigation expenses. At the date of issuance of these consolidated interim financial statements, the court appointed expert assessed the price of the compressor plants at approximately Ps. 13.2 million (not including interests nor court expenses). This determination was appealed by the Company and the final Court decision is still pending. Based on the preceding, the Company has recorded a provision for every concept of an amount which is considered sufficient by the Management.

On January 14, 2004, TGS signed an agreement with  the UNIREN through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded on account of the final amount to be paid as determined by the expert’s assessment. The Argentine Government will own such assets and grant their right of use to TGS, who will have to operate and maintain such assets until expiration of the license. On July 29, 2004, the Executive Branch; through Decree No. 959/04, has ratified the agreement mentioned above.

b)

As of the date of issuance of these consolidated interim financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. As of September 30, 2004 the amount of such reimbursement (approximately Ps. 4.2 million) was recorded within “Other non-current receivables”. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS for the recovery of amounts paid through increases in the transportation tariffs. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c)

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, for the collection of stamp tax, according to the interpretation of such Provinces, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such Province formalized the claim through a liability assessment. The Company notified the Argentine Government of its position and filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, the Company filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interest and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, requesting the court to issue a judgement regarding the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to enjoin the Río Negro Province from attempting to collect the aforementioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested injunction.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (which includes its related interest as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interest and penalties. On April 17, 2001, the Company filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by the Company in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal before the Minister of Economy of the Province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and enjoined the Neuquén Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. On June 7, 2004, the Provincial Executive Branch issued Decrees N° 1,133 and 1,134 which upheld the appeals filed by TGS in connection with the contracts transferred by GdE and the Technical Assistance Agreement,  making void the provincial Tax Bureau´s claims in those cases.

Regarding the claim received from the La Pampa Province in July 2002, the Tax Bureau of such Province formalized this claim through a liability assessment, for approximately Ps. 68 million (including penalties and interest as of July 31, 2002). Such determination was appealed before such Bureau at the beginning of August 2002.  At the date of issuance of these consolidated interim financial statements no answer has been received in response to this appeal. In late August 2002, the Company filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and enjoined the La Pampa Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter.

In May 2002, the Tax Bureau of the Province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 million (together with its respective fines and interest calculated at April 30, 2002). The Company made the respective discharge in July 2002 refuting the basis of such proceedings, and has not received at the date of issuance of these consolidated interim financial statements any reply from such Bureau. At the end of October 2002, the Company filed before the SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax.  In April 2003, the SCJ did not grant the injunction requested and consequently the Company asked the Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgement, granting the injunction.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified the Company about a preliminary assessment, amounting to approximately Ps. 41 million (which includes its related interest as of December 31, 2000). In respect of this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, which resolution is pending as of the date of issuance of these consolidated interim financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented in respect of the Río Negro Province’s claim. In March 2001, the SCJ granted the requested injunction and enjoined the Santa Cruz Province from attempting to collect the aforementioned tax, until that court arrives at a final decision on the matter. In April 2004, the SCJ declared inadmissible the Province of Santa Cruz´s tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the rest of the claims filed by the Neuquén, Río Negro, La Pampa and Chubut Provinces, which are similar to the one filed by the Santa Cruz Province.

The Company’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company was forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. Accordingly, the Company has not recorded any liabilities in this connection.

With respect to the other assessments, the Company’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, the Company believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack merit because it considers taxes to be unlawful.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that possible liabilities from these claims will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

9.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract. The Technical Assistance Agreement establishes that the technical operator will provide services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2004 and December 31, 2003 is as follows:

	September 30, 2004		December 31, 2003
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	-	-	2,650
CIESA	37	-	-	-
Petrobras Energía	5,581	18,137	4,707	7,414
Petrobras	42,697	-	16,222	-
LINK	85	-	167	-
TGU	235	-	77	-
EGS	2,559	4	-	297
Area Santa Cruz II UTE (1)	132	-	127	-
EG3 S.A.	154	-	381	-
Quintana y Otros U.T.E. (2)	631	-	631	-
Refinor S.A.	590	-	820	-
Oldeval S.A.	56	-	17	-
WEB S.A.	303	-	304	-
Compañía Mega S.A.	87	-	90	-
Petrobras Transportes S.A.	11	-	-	-
Petrolera Santa Fe S.A.	37	363	-	192
Total	53,195	18,504	23,543	10,553

(1)

As of September 30, 2004 and December 31, 2003, Petrobras Energía had 100% of this joint venture.

(2)

As of September 30, 2004 and December 31, 2003, Petrobras Energía had 71% of this joint venture.

The detail of significant transactions with related parties for the nine-month periods ended September 30, 2004 and 2003 is as follows:

Nine- month period ended September 30, 2004

	Revenues
Company	Gas Transportation	NGL production and commercialization and other services	Gas Purchase	Salaries and wages	Compensation for technical assistance	Revenue for administrative Services
EPCA	-	-	-	2,213	17,619	63
CIESA	-	-	-	-	-	92
Petrobras Energía	19,072	31,750	4,539	-	7,081	-
Petrobras	-	266,426	-	-	-	-
LINK	-	633	-	-	-	-
TGU	-	1,057	-	-	-	-
EG3 S.A.	24	998	-	-	-	-
Petrolera Santa Fe S.A.	212	-	2,494	-	-	-
EGS	-	3,280	-	-	-	-
Refinor S.A.	-	1,682	-	-	-	-
Quintana y Otros U.T.E. (1)	2,330	-	-	-	-	-
Oldelval S.A.	226	-	-	-	-	-
WEB S.A.	1,743	-	-	-	-	-
Área Santa Cruz II U.T.E.(2)	-	985	-	-	-	-
Compañía MEGA S.A.	643	-	-	-	-	-
Total 2004	24,250	306,811	7,033	2,213	24,700	155

(1) As of September 30, 2004 and 2003, Petrobras Energía had 71% of this joint venture.

(2) As of September 30, 2004 and 2003, Petrobras Energía had 100% of this joint venture.

Nine- month period ended September 30, 2003

	Revenues
Company	Gas Transportation	NGL production and commercialization and other services	Gas Purchase	Salaries and wages	Compensation for technical assistance	Revenue for administrative Services
EPCA	-	-	-	478	21,436	63
CIESA	-	-	-	-	-	111
Petrobras Energía	18,939	33,844	-	-	-	-
Petrobras	-	202,461	-	-	-	-
LINK	-	611	-	-	-	-
TGU	-	863	-	-	-	-
Enron América del Sur S.A.	24	-	-	-	-	-
EG3 S.A.	70	1,037	-	-	-	-
Petrolera Santa Fe S.A.	96	21	448	-	-	-
Refinor S.A.	-	5,616	-	-	-	-
Quintana y Otros U.T.E. (1)	2,328	-	-	-	-	-
WEB S.A.	1,244	-	-	-	-	-
Compañía MEGA S.A.	642	-	-	-	-	-
Área Santa Cruz II U.T.E.(2)	-	1,089	-	-	-	-
Total 2003	23,343	245,542	448	478	21,436	174

(1) As of September 30, 2004 and 2003, Petrobras Energía had 71% of this joint venture.

(2) As of September 30, 2004 and 2003, Petrobras Energía had 100% of this joint venture.

10. SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of this company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur Pipeline S.A.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A. holds the remaining 51%. Total common stock amounts to Ps. 12.

TGU:

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and assistance in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur Pipeline S.A in the Uruguayan pipeline tranche.

On October 3, 2003, the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered with the Uruguayan National Board of Trade.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated.  The common stock of EGS amounts to Ps. 12, and the ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline which will connect TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                                                  Rafael Fernández Morandé

                                                                                                                               President

EXHIBIT B

INTANGIBLE ASSETS, NET

		2004										2003
		Original cost				Amortization						
								Expense for the period				
Deferred charges		Beginning of the year	Additions	Decreases	End of the period	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	46,283	-	7,761 (3)	(4)	54,044	12,930	23,230
Settlement costs of hedges of anticipated transactions	(2)	24,375	-	-	24,375	13,334	-	2,143 (5)	(4)	15,477	8,898	11,755
Global Programs and notes issuances costs		32,949	14,928	909	46,968	13,288	909	2,740 (5)	(4)	15,119	31,849	19,756
License acquisition costs		1,173	-	-	1,173	-	-	176 (3)	(4)	176	997	-
Total 2004		125,471	14,928	909	139,490	72,905	909	12,820		84,816	54,674	
Total 2003		176,158	8,242	61,011	123,389	110,536	57,526	15,638		68,648		54,741

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) See Note 5.
(3) Included in "Operating costs". See Exhibit H.
(4) See Note 2.j).
(5) Included in "Financial expenses". See Exhibit H.

Rafael Fernández Morandé
President

EXHIBIT C

NON CURRENT INVESTMENTS

	09/30/04										12/31/03
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income (loss) for the period	Shareholder's equity	% of Common Stock	Book value
Gas Link S.A.	$1	5,880	3,315	95 (1)	Pipeline´s construction and operation services	06/30/04	6,683 (2)	198	12,287	49.00	767 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	189 (3)	Maintenance	06/30/04	28	16	332	49.00	179 (3)
Emprendimientos de Gas del Sur S.A.	$1	5,880	6	(33) (4)	Pipeline´s construction and operation services	06/30/04	12	(63)	(70)	49.00	(3) (4)
				251							943

(1) Includes the elimination of intercompany profits. See note 2.g).
(2) Includes irrevocable capital contribution for Ps. 6,657 against future shares issuance.
(3) Includes the proportional participation in the "Currency translation adjustement" of the financial statements of the company.
(4) Disclosed in "Other Liabilities".

Rafael Fernández Morandé
President

EXHIBIT D

CURRENT INVESTMENTS

	09/30/04	12/31/2003
Government bonds in local currency	96	96
Government bonds in foreign currency (1)	-	3,519
Mutual funds in local currency	10,286	46,765
Bank account paid in foreign currency	-	6,566
Bank account paid in local currency	9,000	-
Mutual funds in foreign currency	969,885	607,203
Total current investments	989,267	664,149

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Series 74 for US$ 4 million plus accrued interests net of valuation allowance amounting to Ps. 8,294 as of December 31, 2003.

Rafael Fernández Morandé
President

EXHIBIT G

FOREIGN CURRENCY ASSETS AND LIABILITIES

	09/30/04				12/31/03		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	515	2.941 (1)	1,515	US$	325	936
Investments, net	US$	329,781	2.941 (1)	969,885	US$	214,336	617,288
Trade receivables, net	US$	23,837	2.941 (1)	70,104	US$	12,855	37,022
Other receivables	US$	15,211	2.941 (1)	44,736	US$	7,376	21,243
	-	-	- (1)	-	XEU	8	29
				1,086,240			676,518
NON CURRENT ASSETS							
Trade receivables	US$	8,601	2.941 (1)	25,297	US$	9,565	27,547
Other receivables	US$	2,998	2.941 (1)	8,817	US$	64	184
Property, plant and equipment, net	US$	980	2.941 (1)	2,882	US$	947	2,727
Advance to suppliers	XEU	58	3.6551 (1)	212	-	-	-
				37,208			30,458
				1,123,448			706,976
CURRENT LIABILITIES							
Accounts payable	US$	2,213	2.981 (2)	6,597	US$	4,540	13,302
	XEU	24	3.7051 (2)	89	XEU	18	66
Loans	US$	1,158,189	2.981 (2)	3,452,561	US$	1,096,749	3,213,475
Other liabilities	US$	238	2.981 (2)	709	US$	238	697
				3,459,956			3,227,540
NON CURRENT LIABILITIES							
Accounts payable	US$	3,810	2.981 (2)	11,357	US$	1,200	3,516
Loans	US$	1,971	2.981 (2)	5,876	US$	2,490	7,296
				17,233			10,812
				3,477,189			3,238,352

(1) Buying exchange rate as of September 30, 2004.
(2) Selling exchange rate as of September 30, 2004.

US$: United States of America dollars
XEU: Euros

Rafael Fernández Morandé
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have audited the accompanying consolidated interim balance sheet of Transportadora de Gas del Sur S.A. and its subsidiary as of September 30, 2004 and the related consolidated interim statements of income, of changes in shareholders’ equity and of cash flows for the nine-month period ended September 30, 2004. The preparation and issuance of these interim financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these interim financial statements based on our audit.

2.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.

As indicated in Notes 2.c and 2.h, the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded differed income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores (“CNV”). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represents a departure from generally accepted accounted principles in Argentina.  In addition, as indicated in Note 2.b, the Company has applied the disclosure criterion established by the CNV regarding related party transactions.  This criterion differs from the requirements established by generally accepted accounted principles in Argentina.

4.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 6.a, mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Management is in the process of renegotiating certain terms of the License with the National Government.

5.

As explained in Note 5, the effects of the devaluation of the Argentine peso on the Company’s foreign currency financial debt as well as the circumstances mentioned in the preceding paragraph have resulted in the Company’s non-compliance with (i) principal and interest payments on its financial obligations, and (ii) certain covenants that the Company had agreed to observe. The events of default entitle the financial creditors, after obtaining certain majority approvals, to demand immediate payment of all outstanding balances as if those obligations were past due and payable.  The Company is carrying out negotiations with its main creditors to restructure its financial debt, so as to realign its cash requirements and other clauses derived from its financial commitments to the new economic and regulatory context in which it operates.

6.

Management has prepared projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation process mentioned in paragraphs 4 and 5.  We are not in a position to anticipate whether the premises used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets exceeds their respective net carrying values.

7.

The accompanying consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in the paragraphs 4 and 5 raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated interim financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

8.

The information as of December 31, 2003 included for comparative purposes derives from the audited consolidated financial statements of Transportadora de Gas del Sur S.A. at such date. Our professional report on those financial statements issued on February 11, 2004 contained a qualified opinion for the matters mentioned in paragraphs 3 to 7 above. Furthermore, the information as of September 30, 2003 derives from the unaudited consolidated interim financial statements at such date. We issued our limited review report dated November 7, 2003 on those financial statements, which contained observations regarding the matters discussed in paragraphs 3 to 7 above.

9.

In our opinion, except for the departure from professional accounting standards discussed in paragraph 3 above, and subject to the effect of possible adjustments and reclassifications on the consolidated interim financial statements that might be required for the resolution of the situations described in paragraphs 4 to 7, the consolidated interim financial statements of Transportadora de Gas del Sur S.A. and its subsidiary present fairly, in all material respects, their consolidated interim financial position as of September 30, 2004, and the consolidated interim results of their operations and their consolidated interim cash flows for the nine-month period ended September 30, 2004, in accordance with accounting principles generally accepted in Argentina.

November 3, 2004

Autonomous City of Buenos Aires,

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

                 Hector A. Lopez

Footnotes

() Not covered by the Auditor´s Report nor by the Limited Reviewed Report of Independent Public Accountants except for items 5, 6 and 8.

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